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                                                      March 9, 2006

JEFFERY RIEDLER
ASSISTANT DIRECTOR
United States Security and Exchange Commission
Washington DC 20549

        RE: Nitar Tech Corp
        Form SB-2 filed August 4th 2005.
        SB-2 amendment 1 filed August 19th, 2005
        SB-2 amendment 2 filed December 8th, 2005
        SB-2 amendment 3 filed February 7th, 2006
        SB-2 amendment 4 filed February 23rd, 2006
        SB-2 amendment 5 filed March 8th, 2006
        File Number 333-127170
        Attn: Gregory S. Belliston

Dear Mr. Riedler,

We hereby request acceleration of the effective date for this pending registration statement.

In making this request, we acknowledge that should the Commission, or the staff, pursuant to delegated authority, declare the filing effective, is does not foreclose the Commission from taking any action with respect to the filing.

We also acknowledge that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing and, further, that we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Accordingly, we hereby request that this registration statement be declared effective as of March 13, 2006.

Thank you.

Very truly yours,

/s/ LUIZ OCTAVIO BRASIL
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LUIZ OCTAVIO BRASIL,
PRESIDENT AND DIRECTOR
Nitar Tech Corp.
905 824 5306 X 201
lbrasil@nitartech.com
Fax 1 886 585 1408





NITAR Tech. Corp.                                              www.nitartech.com
3950 Worthview Pl                                             info@nitartech.com
Mississauga, Ont. L5N 6S7                                     Tel.  905 824 5306